UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Uniti Group Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

91325V108
(CUSIP Number)

Searchlight II CLS, L.P. c/o Searchlight Capital Partners, L.P. 745 5th Avenue – 27th Floor New York, NY 10151 Attention: Nadir Nurmohamed
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

All ownership percentages set forth herein are based on there being 175,703,882 shares of Common Stock outstanding.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 91325V108	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight II CLS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,715,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,715,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,715,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91325V108	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight II CLS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,715,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,715,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,715,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 91325V108	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SC II CLS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,715,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,715,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,715,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91325V108	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital II (FC) AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,715,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,715,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,715,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91325V108	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital II PV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,715,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,715,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,715,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91325V108	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,715,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,715,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,715,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 91325V108	SCHEDULE 13D	Page 8 of 14

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight Capital II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,715,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,715,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,715,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 91325V108	SCHEDULE 13D	Page 9 of 14

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on June 27, 2016, as amended by Amendment No. 2 (“Amendment No. 2”), filed on August 7, 2017, and Amendment No. 1, filed on May 16, 2017 (the “Statement”), relating to the common stock, $0.0001 par value per share, of Uniti Group Inc., formerly known as Communications Sales & Leasing Inc. Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 1. Security and Issuer.
No material change.
Item 2. Identity and Background.

No material change.
Item 3. Source or Amount of Funds or Other Consideration.
No material change.

Item 4. Purpose of Transaction.

No material change.

CUSIP No. 91325V108	SCHEDULE 13D	Page 10 of 14

Item 5.  Interest in Securities of the Issuer.
Paragraph (a) of Item 5 of the Statement is hereby amended and restated in its entirety as follows:
“(a) As of the date hereof, (i) Searchlight CLS beneficially owns 6,715,800 shares of Common Stock or 3.8% of the issued and outstanding Common Stock, (ii) Searchlight CLS GP, because of its position as the general partner of Searchlight CLS, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 6,715,800 shares of Common Stock or 3.8% of the issued and outstanding Common Stock, (iii) SC CLS, because of its position as a member of Searchlight CLS GP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 6,715,800 shares of Common Stock or 3.8% of the issued and outstanding Common Stock, (iv) Searchlight (FC), because of its position as a member of Searchlight CLS GP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 6,715,800 shares of Common Stock or 3.8% of the issued and outstanding Common Stock, (v) Searchlight Capital II PV, because of its position as a member of Searchlight CLS GP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 6,715,800 shares of Common Stock or 3.8% of the issued and outstanding Common Stock, (vi) Searchlight Capital II GP, LP, because of its position as the general partner of SC CLS, Searchlight (FC) and Searchlight Capital II PV, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 6,715,800 shares of Common Stock or 3.8% of the issued and outstanding Common Stock, and (vii) Searchlight Capital II GP, LLC, because of its position as the general partner of Searchlight Capital II GP, LP, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 6,715,800 shares of Common Stock or 3.8% of the issued and outstanding Common Stock.”
Paragraph (c) of Item 5 of the Statement is hereby amended and restated in its entirety as follows:
“(c) Set forth on Exhibit B hereto are the trade dates, the number of shares of Common Stock purchased or sold and the average price per share of Common Stock on each trade date, for all transactions by the Reporting Persons since Amendment No. 2 was filed on August 7, 2017.”

Paragraph (e) of Item 5 of the Statement is hereby amended and restated in its entirety as follows:

“The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on June 27, 2018.”

CUSIP No. 91325V108	Page 11 of 14

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

CUSIP No. 91325V108	SCHEDULE 13D	Page 12 of 14

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated June 29, 2018, between Searchlight II CLS, L.P. and Searchlight II CLS GP, LLC.

Exhibit 2	Transactions in the Common Stock Since Amendment No. 2.

CUSIP No. 91325V108	SCHEDULE 13D	Page 13 of 14

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2018

Searchlight II CLS, L.P.
By:	Searchlight II CLS GP, LLC,
its general partner
By:	/s/ Nadir Nurmohamed
Name: Nadir Nurmohamed Title: Authorized Signatory

Searchlight II CLS GP, LLC
By:	/s/ Nadir Nurmohamed
Name: Nadir Nurmohamed Title: Authorized Signatory

SC II CLS, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital II (FC) AIV, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

CUSIP No. 91325V108	SCHEDULE 13D	Page 14 of 14

Searchlight Capital II PV, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital Partners II GP, L.P. By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital Partners II GP, LLC
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Exhibit 1

Joint Filing Agreement

         We, the signatories of the statement on Schedule 13D to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: June 29, 2018

Searchlight II CLS, L.P.
By:	Searchlight II CLS GP, LLC,
its general partner
By:	/s/ Nadir Nurmohamed
Name: Nadir Nurmohamed Title: Authorized Signatory

Searchlight II CLS GP, LLC
By:	/s/ Nadir Nurmohamed
Name: Nadir Nurmohamed Title: Authorized Signatory

SC II CLS, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital II (FC) AIV, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital II PV, L.P.
By:	Searchlight Capital Partners II GP, L.P.,
its general partner By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital Partners II GP, L.P. By: Searchlight Capital Partners II GP, LLC, its general partner
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Searchlight Capital Partners II GP, LLC
By:	/s/ Eric Zinterhofer
Name: Eric Zinterhofer Title: Authorized Signatory

Exhibit 2

Transaction in the Common Stock
Since Amendment No. 2

PURCHASES BY SEARCHLIGHT II CLS, L.P.

Trade Date	Number of Shares Purchased	Average Price (in dollars)	Price Range* (in dollars)
08/09/2017	133,592	22.105	21.755-22.250
08/10/2017	125,000	21.284	21.020-21.790
08/15/2017	250,000	18.464	18.150-18.730
09/29/2017	482,134	14.415	14.350-14.500
12/01/2017	42,855	16.369	16.235-16.400
12/04/2017	57,143	16.571	16.435-16.700
12/05/2017	42,857	16.479	16.310-16.535
12/06/2017	71,429	16.187	15.745-16.490
12/07/2017	5,661	15.819	15.680-16.300
12/08/2017	14,286	16.855	16.660-17.000
12/12/2017	14,286	17.758	17.670-17.845
12/13/2017	14,286	17.866	17.720-17.955
12/14/2017	14,286	17.631	17.520-17.700
12/15/2017	14,286	17.574	17.445-17.690

 SALES BY SEARCHLIGHT II CLS, L.P.

Trade Date	Number of Shares Sold	Average Price (in dollars)	Price Range* (in dollars)
06/27/2018	5,182,709	20.16	(1)

* The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission, Uniti Group, Inc. ("Uniti") or a security holder of Uniti full information regarding the number of shares of Common Stock purchased or sold at each separate price within the range set forth in this column.
(1)  All shares sold at the average price.